January 28, 2021

Joshua Shainess,
Special Counsel,
Securities and Exchange Commission,
Office of Mergers and Acquisitions,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Navistar International Corporation
Responses to Comments on Amendment No. 1 to Schedule 13E-3 filed by Navistar International Corporation; TRATON SE; Volkswagen AG;
Dusk Inc.; and TRATON US Inc.
on January 21, 2021 (File No. 005-39182)

Responses to Comments on the Revised Preliminary Proxy Statement
on Schedule 14A filed by Navistar International Corporation
on January 21, 2021 (File No. 001-09618)

Dear Mr. Shainess:

On behalf of Navistar International Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (1) Amendment No. 1 to Schedule 13E-3 filed by the Company, TRATON SE, Volkswagen AG, Dusk Inc. and TRATON US Inc. (the “Schedule 13E-3”) and (2) the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company (the “Proxy Statement”), each filed with the Commission on January 21, 2021 contained in the Staff’s letter dated January 27, 2021 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter.  For your convenience, we have set out the text of the comment from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to file an amendment to the Proxy Statement (“Amendment No. 2”) and to the Schedule 13E-3, on the date hereof.  Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement.

Securities and Exchange Commission
January 28, 2021

Certain Company Forecasts, page 80

1.
Refer to prior comment 4.  As discussed by phone on January 26, 2021, please revise to summarize the discussion materials prepared by management regarding potential synergies in your proxy statement.  Refer to Item 1015 of Regulation M-A.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on pages 61, 62 and 64 to provide a summary of the discussion materials prepared by management in response to your comment.

*      *      *

We hope that the foregoing, and the revisions to the Proxy Statement and Schedule 13E-3, have been responsive to the Staff’s comment.  Please direct any questions or comments regarding this letter to me at (212) 558-4682 or croftons@sullcrom.com.

Securities and Exchange Commission
January 28, 2021

Very truly yours,

/s/ Scott B. Crofton
Scott B. Crofton

cc:	Curt A. Kramer
(Navistar International Corporation)

Francis J. Aquila
(Sullivan & Cromwell LLP)

George R. Bason, Jr.
(Davis Polk & Wardwell LLP)